EXHIBIT 99.1



Sao Paulo-SP, November 21, 2002.
SUAC - 7779/2002

  To
  COMISSAO DE VALORES MOBILIARIOS
  Superintendencia de Relacoes com Empresas
  Rio de Janeiro-RJ

  Dear Sirs,

Reference:
                                 BANCO ITAU S.A.
                EXTRAORDINARY GENERAL MEETING OF NOVEMBER 21,2002

1. Pursuant to the provisions of CVM Instruction 202/93, Article 17, subsection II, we are pleased to advise you that the General Stockholders' Meeting of today's date approved the entire proposal submitted by the Administrative Council Meeting of November 4, 2002 (details of which already sent to you), the salient points of which are summarized below:

a) approval of the incorporation of shares representing the total capital stock of Banco Itau S.A. (Itau) by Banco Itau Holding Financeira S.A. (Itau Holding) and the consequent conversion of Itau into a wholly owned subsidiary;

b) confirmation of the change in head office address to Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, City of Sao Paulo;

c) ratification of the election of the Fiscal Councilor, Gustavo Jorge Laboissiere Loyola;

d) modification of the articles of association in the light of Itau's changed qualification as a wholly owned subsidiary.

2. Under the terms of the approved proposal, Itau's shares will continue: a) to be negotiated on the Stock Exchanges up to the date of the Central Bank of Brazil's ratification of the incorporation of Itau's shares by Itau Holding and the CVM's approval of the listing of Itau Holding as a publicly held company; b) to enjoy cash payments, without any changes in related rights, such payments to be affected by Itau up to the date of ratification by the Central Bank of Brazil and the CVM's approval of Itau Holding's listing as a publicly held company; after this date, payments will be affected by Itau Holding.

3. Copies of the relative minutes will be submitted to you within the time frame established under articles 17, III, of the aforementioned Instruction.

             Sincerely

                       BANCO ITAU S.A.

                       ALFREDO EGYDIO SETUBAL
                       Investor Relations Director

  Copies to:

  - BOLSA DE VALORES DE SAO PAULO
    Superintendencia Executiva de Operacoes
    Gerencia de Relacoes com Empresas (GRE)

  - BOLSA DE COMERCIO DE BUENOS AIRES
    Gerencia Tecnica y de Emisiones